February 11, 2009

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: FS Investment Corporation

File No. 814-00757

Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

On behalf of FS Investment Corporation (the “Company”), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, are the following:

a)	A copy of the fidelity bond covering the Company, which includes a statement as to the period for which premiums have been paid; and

b)	A copy of the resolution of the members of the board of directors who are not “interested persons” of the Company, approving the form and amount of the bond.

If you have any questions regarding this submission, please do not hesitate to call me at (215) 495-1150.

Very truly yours,

/s/ Ryan D. Conley
Ryan D. Conley
Corporate Secretary

CERTIFICATE OF SECRETARY

The undersigned, Ryan D. Conley, Secretary of FS Investment Corporation, a Maryland corporation (the “Company”), does hereby certify that:

1.	This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Company’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2.	The undersigned is the duly elected, qualified and acting Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3.	Attached hereto as Exhibit A is a copy of the resolution approved by the Board of Directors of the Company, including a majority of the Board of the Directors who are not “interested persons” of the Company, approving the amount, type, form and coverage of the Bond.

4.	Premiums have been paid for the period September 25, 2008 to September 25, 2009.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 11th day of February, 2009.

/s/ Ryan D. Conley
Ryan D. Conley
Corporate Secretary

EXHIBIT A

RESOLUTIONS OF THE BOARD OF DIRECTORS OF FS INVESTMENT CORPORATION

EXCERPT FROM THE UNANIMOUS WRITTEN

CONSENT OF THE BOARD OF DIRECTORS OF

FS INVESTMENT CORPORATION

ON OCTOBER 10, 2008

WHEREAS, Section 17(g) of the 1940 Act and Rule 17g-1(a) thereunder requires a business development company, such as the Company, to provide and maintain a bond issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the business development company who may singly, or jointly with others, have access to the securities or funds of the business development company, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a “Covered Person”); and

WHEREAS, Rule 17g-1 specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured, or (iii) a bond which names the Company and one or more other parties as insureds, as permitted by Rule 17g-1; and

WHEREAS, Rule 17g-1 requires that a majority of directors who are Non-Interested Directors of the business development company approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Company to which any Covered Person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company, and pursuant to factors contained in the Rule which are described in the accompanying memorandum attached hereto; and

WHEREAS, under Rule 17g-1, the Company is required to make certain filings with the SEC and give certain notices to each member of the Board in connection with the bond, and designate an officer who shall make such filings and give such notices; and

WHEREAS, at the meeting of the board of directors (the “Board”) held on May 13, 2008, the Board authorized the officers of the Company to take all appropriate actions, with the advice of legal counsel to the Company, to provide and maintain a bond protecting the Company against larceny and embezzlement on behalf of the Company; and

WHEREAS, on September 25, 2008, the Company obtained coverage from Crum & Forster covering the Company’s officers and employees insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, in the amount of $2 million, which (the “Fidelity Bond”).

NOW, THEREFORE, BE IT RESOLVED, that having considered the expected aggregate value of the securities and funds of the Company to which officers or employees of the Company may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, the Board has determined that the amount, type, form, premium and coverage of the Fidelity Bond was and is reasonable and consistent with the requirements of the 1940 Act, and the Company’s execution of the Fidelity Bond is hereby ratified by the Board of the Company; and

FURTHER RESOLVED, that having considered the expected aggregate value of the securities and funds of the Company to which officers or employees of the Company may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, it is determined that the amount, type, form, premium and coverage, covering the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by Crum & Forster having an aggregate coverage of $2 million is reasonable and consistent with the requirements of the 1940 Act, and the Fidelity Bond be, and hereby is, ratified by a majority of the Non-Interested Directors; and

FURTHER RESOLVED, that the officers of the Company be, and they hereby are, authorized to take all appropriate actions, with the advice of legal counsel to the Company, to provide and maintain the Fidelity Bond on behalf of the Company; and

FURTHER RESOLVED, that the Chief Compliance Officer and Secretary of the Company be and hereby are, designated as the parties responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

CRIME INSURANCE FOR THE 21ST CENTURY

Financial Institution Bond

Bond Number 626-032108-8 Issued To:

FS Investment Corporation

September 25, 2008

To

September 25, 2009

Crime & Financial Institutions

Crum & Forster

305 Madison Avenue

PO Box 1973

Morristown, NJ 07960-1973

(973) 490-6830

FINANCIAL INSTITUTION BOND

Registered Management Investment Company Bond

	Bond No.	626-032108-8
UNITED STATES FIRE INSURANCE COMPANY
A DELAWARE CORPORATION
HOME OFFICE: WILMINGTON, DELAWARE
(A Capital Stock Company)	305 Madison Avenue, Morristown, NJ 07962
(Herein called Underwriter)

DECLARATIONS

Item 1.	Name of Insured (herein called Insured):

	FS Investment Corporation; Franklin Square Investment Corporation; FB Income Advisor, LLC; Franklin Square Holdings, L.P.; Franklin Square Holdings, G.P.LC; and FS2 Capital Partners, LLC

	Principal Address: 2929 Arch Street, Suite 675	Philadelphia, PA 19104

Item 2.	Bond Period: from 12:01 a.m. on	September 25, 2008	to 12:01 a.m. on	September 25, 2009
		(MONTH, DAY, YEAR)		(MONTH, DAY, YEAR)

Item 3.	The Aggregate Liability of the Underwriter during the Bond Period shall be			$2,000,000.00

Item 4.	Subject to Sections 4 and 11 hereof,
	the Single Loss Limit of Liability is	$1,000,000.00
	and the Single Loss Deductible is	$25,000.00

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage,

those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above.

Amount applicable to:	Single Loss Limit of Liability	Single Loss Deductible
Insuring Agreement (D)–FORGERY OR ALTERATION	$1,000,000.00	$25,000.00
Insuring Agreement (E)–SECURITIES	$1,000,000.00	$25,000.00
Coverage On Partners	Not Covered	—

Optional Insuring Agreements and Coverages:

Counterfeit Currency	$1,000,000.00	$25,000.00
Trading Loss Coverage	$1,000,000.00	$25,000.00
Computer Systems Fraud	$1,000,000.00	$25,000.00
Telefacsimile Transfer Fraud	$1,000,000.00	$25,000.00
Voice Initiated Transfer Fraud	$1,000,000.00	$25,000.00
Uncollectible Items of Deposit	$25,000.00	$5,000.00
Court Costs & Attorneys Fees	$1,000,000.00	$25,000.00
Unauthorized Signatures	$1,000,000.00	$25,000.00
Stop Payment Legal Liability	$25,000.00	$5,000.00
Claims Expense	$25,000.00	$5,000.00
Audit Expense	$25,000.00	$5,000.00

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or

Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto:

OFAC Notice; Pennsylvania Notice; and Riders 1-14.

Item 6.	The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) None such termination or cancelation to be effective as of the time this bond becomes effective.

Chairman and CEO		Secretary

Douglas M. Libby		James Kraus

By:
Authorized Representative

REGISTERED MANAGEMENT INVESTMENT COMPANY BOND

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

(A)	With respect only to any Investment Company named as an Insured:

Loss resulting directly from Larceny or Embezzlement committed by an Employee acting alone or in collusion with others.

With respect any other entities named as Insured:

Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a)	to cause the Insured to sustain such loss; and

(b)	to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

ON PREMISES

(B)	(1) Loss of Property resulting directly from

(a)	robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b)	theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured,

while the Property is lodged or deposited within offices or premises located anywhere.

(2)	Loss of or damage to

(a)	furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or

(b)	such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief.

provided that

(i)	the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

(ii)	the loss is not caused by fire.

IN TRANSIT

(C)	Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

(a)	a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

(b)	a Transportation Company and being transported in an armored motor vehicle, or

(c)	a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

(i)	records, whether recorded in writing or electronically, and

(ii)	Certified Securities issued in registered form and not endorsed, or with restrictive endorsements, and

(iii)	Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

FORGERY OR ALTERATION

(D)	Loss resulting directly from

(1)	Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit.

(2)

transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured, or shareholder or subscriber to shares of an Investment Company, or by any financial institution or Employee but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or Employee.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

SECURITIES

(E)	Loss resulting directly from the insured having, in good faith, for its own account or for the account of others

(1)	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

(a)	Certificated Security,

(b)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property.

(c)	Evidence of Debt,

(d)	Instruction to a Federal Reserve Bank of the United States, or

(e)	Statement of Uncertificated Security of any Federal Reserve Bank of the United States

which

(i)	bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

(ii)	is altered, or

(iii)	is lost or stolen;

(2)	guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (c) above.

(3)	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

With respect to any Investment Company named as Insured, loss under this agreement includes loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any self regulatory organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any self regulatory organization if the Insured had been a member thereof.

COUNTERFEIT CURRENCY

(F)	Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION, MERGER OR PURCHASE OF ASSETS—NOTICE

A.	If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured, other than an Investment Company, shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which

(a)	has occurred or will occur in offices or premises, or

(b)	has been caused or will be caused by an employee or employees of such institution, or

(c)	has arisen or will arise out of the assets or liabilities

acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

(i)	give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

(ii)	obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

(iii)	upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF CONTROL—NOTICE

B.	When the Insured, learns of a change in control (other than in an investment company named as

Insured herein) as set forth in Section 2.(a)(9) of the Investment Company Act of 1940, it shall within 60 days give written notice to the Underwriter setting forth:

(1)	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name);

(2)	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer; and

(3)	the total number of outstanding voting securities.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of such change in control.

REPRESENTATION OF INSURED

C.	The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

JOINT INSURED

D.	If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

The Underwriter shall not be responsible for the proper application of any payment made hereunder to the first named Insured.

COURT COSTS AND ATTORNEYS’ FEES

(Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

E.	The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured’s liability or alleged liability on account of and loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall only apply in the event that:

(1)	an Employee admits to being guilty of Larceny or Embezzlement;

(2)	an Employee is adjudicated to be guilty of Larceny or Embezzlement; or

(3)	in the absence of (1) or (2) above, an arbitration panel agrees, after a review of an agreed statement of facts between the Underwriter and the Insured, that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish copies of all pleadings and pertinent papers to the Underwriter. The Underwriter may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the Underwriter shall be in the name of the Insured through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance as required by the Underwriter for such defense.

If the Underwriter declines to defend the Insured, no settlement without the prior written consent of the Underwriter nor judgment against the Insured shall determine the existence, extent or amount of coverage under this bond.

If the amount demanded in any such suit or legal proceeding is within the Deductible Amount, if any, the Underwriter shall have no liability for court costs and attorneys’ fees incurred in defending all or part of such suit or legal proceeding.

If the amount demanded in any such suit or legal proceeding is in excess of the Single Loss Limit of Liability stated in the Declarations for the applicable Insuring Agreement or coverage, the Underwriter’s liability for court costs and attorneys’ fees incurred in defending all or part of such suitor legal proceeding is limited to the proportion of such court costs and attorneys’ fees incurred that the Single Loss Limit of Liability for the applicable Insuring Agreement or coverage bears to the total amount demanded in such suit of legal proceeding.

If the amount demanded in any such suit or legal proceeding is in excess of the Deductible Amount, if any, but within the Single Loss Limit of Liability stated in the Declarations for the applicable Insuring Agreement or coverage, the Underwriter’s liability for court costs and attorneys’ fees incurred in defending all or part of such suitor legal proceeding is limited to the proportion of such court costs and attorneys’ fees incurred that the amount demanded that would be payable under this bond after application of the Deductible Amount, if any, bears to the total amount demanded.

Amounts paid by the Underwriter for court costs and attorneys’ fees shall be in addition to the Single Loss Limit of Liability stated in the Declarations.

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1. As used in this bond:

(a)	Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

(b)	Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

(c)	Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)	represented by an instrument issued in bearer or registered form;

(2)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(d)	Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

(e)	Employee means

(1)	any officer of the Insured

(2)	a natural person in the service of the Insured at any of the Insured’s offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

(3)	an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

(4)	a natural person assigned to perform the usual duties of an employee by contact or provided by an employment contractor to perform employee duties for the Insured under the Insured’s supervision at any of the Insured’s offices or premises covered hereunder;

(5)	a guest student pursuing studies or duties in any of said offices or premises;

(6)	an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

(7)	each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.);

(8)	a director or trustee of the Insured, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the Insured or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the Insured;

(9)	any partner, officer or employee of

(a)	an investment advisor;

(b)	an underwriter (distributor);

(c)	a transfer agent or shareholder accounting record-keeper; or

(d)	an administrator authorized by written agreement to keep financial and/or other required records for an Investment Company named as Insured, while performing acts coming within the scope of the usual duties of a partner, officer or employee of any Investment Company named as Insured, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only partners, officers or employees of a transfer agent, shareholder accounting record-keeper or administrator which is an “affiliated person” as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an “affiliated person” of the advisor, underwriter or administrator of such Investment Company, and which is not a “bank” as defined in the Investment Company Act of 1940, shall be included within the definition of Employee.

Each employer of persons set for in e.(3), (4) or (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the second paragraph of Section 12.

Unless specifically included above, independent contractors, intermediaries, agents brokers or other representatives of the same general character shall not be considered Employees.

(f)	Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s debt to the Insured.

(g)	Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose.

(h)	Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(i)	Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

(j)	Investment Company means any investment company registered under the Investment Company Act of 1940 and included in the Name of Insured in the Declarations.

(k)	Larceny or Embezzlement means larceny or embezzlement as defined in Section 37 of the Investment Company Act of 1940.

(l)	Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

(m)	Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(n)	Negotiable Instrument means any writing

(1)	signed by the maker or drawer; and

(2)	containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

(3)	is payable on demand or at a definite time; and

(4)	is payable to order or bearer.

(o)	Property means Money (i.e. currency, coin, bank notes, Federal Reserve notes), U. S. Savings Stamps, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not herein before enumerated in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held gratuitously or not any whether or not the Insured is liable therefore.

(p)	Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:

(1)	a description of the Issue of which the Uncertificated Security is a part;

(2)	the number of shares or units:

(a)	transferred to the registered owner;

(b)	pledged by the registered owner to the registered pledgee;

(c)	released from pledge by the registered pledgee;

(d)	registered in the name of the registered owner on the date of the statement; or

(e)	subject to pledge on the date of the statement;

(3)	the name and address of the registered owner and registered pledgee;

(4)	a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

(5)	the date:

(a)	the transfer of the shares or units to the new registered owner of the shares or units was registered;

(b)	the pledge of the registered pledgee was registered, or

(c)	of the statement, if it is a periodic or annual statement.

(q)	Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

(r)	Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2)	of a type commonly dealt in on securities exchanges or markets; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(s)	Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of funds stated therein.

EXCLUSIONS

Section 2. This bond does not cover:

(a)	loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E);

(b)	loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c)	loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

(d)	loss resulting directly or indirectly from any acts of any director or trustee of the Insured other than one employed as a salaried, pensioned or elected official or an Employee of the Insured, except when performing acts coming within the scope of the usual duties of an Employee, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or trustees of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

(e)	loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), (D) or (E);

(f)	loss resulting from any violation by the Insured or by any Employee

(1)	of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2)	of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(g)	loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(h)	loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i)	loss resulting directly or indirectly from transactions in a customer’s account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer’s account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

(j)	damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended;

(k)	loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards

(1)	in obtaining credit or funds, or

(2)	in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

(3)	in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(l)	loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

(m)	loss through the surrender of Property away from an office of the Insured as a result of a threat

(1)	to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2)	to do damage to the premises or property of the Insured, except when covered under Insuring Agreement (A);

(n)	loss resulting directly or indirectly from payments made or withdrawals from a depositor’s or customer’s account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

(o)	loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p)	loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

(q)	loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);

(r)	loss of Property while

(1)	in the mail, or

(2)	in the custody of any Transportation Company, unless covered under Insuring Agreement (C),

except	when covered under Insuring Agreement (A);

(s)	potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t)	damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

(u)	all fees, costs and expenses incurred by the Insured

(1)	in establishing the existence of or amount of loss covered under this bond, or

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v)	indirect or consequential loss of any nature;

(w)	loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

(x)	loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

(y)	loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;

(z)	loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa)	loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

DISCOVERY

Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter’s total liability for all losses discovered during the Bond Period shown in Item 2. of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3. of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a)	The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b)	The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter’s liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4. of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the Underwriter under General Agreement F, resulting from

(a)	any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

(b)	any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

(c)	all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d)	any one casualty or event not specified in (a), (b) or (c) preceding.

In the event of a loss covered under Insuring Agreement (A) sustained by any Investment Company named as Insured and any other Insured under the attached bond, the Single Loss Limit of Liability applicable to loss sustained by such Investment Company shall be at least the amount of insurance such Investment Company is required to maintain under applicable regulations of the Security and Exchange Commission, provided that such Single Loss Limit of Liability shall be part of and not in addition to, and shall in no way increase, the Single Loss Limit of Liability of the attached bond. Any Investment Company named as Insured shall have priority of payment over all other Insureds under Insuring Agreement (A) of the attached bond to the extent of such required Single Loss Limit of Insurance applicable to such Investment Company.

NOTICE/PROOF—LEGAL PROCEEDINGS AGAINST UNDERWRITER

Section 5.

(a)	At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b)	Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c)	Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d)	Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e)	If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f)	This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

VALUATION

Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A)

ASSIGNMENT— SUBROGATION— RECOVERY— COOPERATION

Section 7.

(a)	In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b)	In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment.

(c)	Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured’s claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6. or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d)	Upon the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall

(1)	submit to examination by the Underwriter and subscribe to the same under oath; and

(2)	produce for the Underwriter’s examination all pertinent records; and

(3)	cooperate with the Underwriter in all matters pertaining to the loss.

(e)	The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Section 8. With respect to any loss set forth in sub-section (c) of Section 4. of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancelation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

OTHER INSURANCE OR INDEMNITY

Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

OWNERSHIP

Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4., exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

Under Insuring Agreement (A), no deductible amount shall apply to loss, or that portion of any loss sustained by any Investment Company.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELATION

Section 12. This bond terminates as an entirety upon occurrence of any of the following:—(a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2. of the Declarations.

This bond terminates as to any Employee or any partner, officer or employee of any Processor—(a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

With respect solely to any Investment Company named as Insured, this bond shall not be cancelled, terminated or modified except after written notice shall have been given by the acting party to the affected party and by the Underwriter to such Investment Company and to the Securities and Exchange Commission, Washington, DC, not less than sixty (60) days prior to the effective date of such cancellation, termination or modification.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.

U.S. TREASURY DEPARTMENT’S OFFICE OF FOREIGN

ASSETS CONTROL (“OFAC”)

ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of “national emergency”. OFAC has identified and listed numerous:

•	Foreign agents;

•	Front organizations;

•	Terrorists;

•	Terrorist organizations; and

•	Narcotics traffickers;

as “Specially Designated Nationals and Blocked Persons”. This list can be located on the United States Treasury’s web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

IL P 001 01 04	© ISO Properties, Inc., 2004	Page 1 of 1

PENNSYLVANIA NOTICE

An Insurance company, its agents, employees, or service contractors acting on its behalf, may provide services to reduce the likelihood of injury, death or loss. These services may include any of the following or related services incident to the application for, issuance, renewal or continuation of, a policy of insurance:

1.	surveys;

2.	consultation or advice; or

3.	inspections.

The “Insurance Consultation Services Exemption Act” of Pennsylvania provides that the insurance company, its agents, employees or service contractors acting on its behalf, is not liable for damages from injury, death or loss occurring as a result of any act or omission by any person in the furnishing of or the failure to furnish these services.

The Act does not apply:

1.	if the injury, death or loss occurred during the actual performance of the services and was caused by the negligence of the insurance company, its agents, employees or service contractors;

2.	to consultation services required to be performed under a written service contract not related to a policy of insurance; or

3.	if any acts or omissions of the insurance company, its agents, employees or service contractors are judicially determined to constitute a crime, actual malice, or gross negligence.

FOR USE WITH BONDS ISSUED IN PENNSYLVANIA.

ADOPTED JANUARY, 1981

SR 6117

RIDER 1

To be attached to and form part of Registered Management Investment Company Bond, No. 626-032108-8

issued to FS Investment Corporation	Philadelphia, Pennsylvania

It is agreed that:

1.	Insuring Agreement (A), FIDELITY is hereby deleted in its entirety and replaced with the following:

FIDELITY

(A)	With respect only to any Investment Company named as an Insured:

Loss resulting directly from Larceny or Embezzlement committed by an Employee acting alone or in collusion with others.

With respect any other entities named as Insured:

Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the specific intent:

(a)	to cause the Insured to sustain such loss; and

(b)	to obtain financial benefit for the Employee or another person or entity.

However, if some or all of the Insured’s loss results directly or indirectly from a Loan or Trading:

(1)	that portion of the loss is not covered unless the Employee also has received, in connection therewith, an improper financial benefit; and

(2)	coverage shall not exceed the improper financial benefit actually obtained therefrom by the Employee and any active and knowing accomplices.

Loan as used in this Insuring Agreement means all extension of credit by the insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

Trading as used in this Insuring Agreement means trading or other dealings in securities, commodities, futures, options, swaps, foreign or Federal Funds, currencies, foreign exchange and the like.

As used in this Insuring Agreement, financial benefit, or payment of loss, does not include any salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions, or other employee benefits earned in the normal course of employment.

2.	Insuring Agreement (F), COUNTERFEIT CURRENCY, is deleted in its entirety and replaced with the following:

COUNTERFEIT CURRENCY

(F)	Loss resulting directly from the receipt by the Insured in good faith, of any counterfeit money of the United States of America, Canada or of any other country.

3.	General Agreement C - REPRESENTATION OF INSURED – is hereby deleted in its entirety and replaced by the following:

REPRESENTATION OR WARRANTY OF INSURED

C.	The Insured represents that to the best of its knowledge the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any intentional misrepresentation, omission, concealment or intentional incorrect statement of a material fact in the application or otherwise, shall be grounds for the rescission of this bond.

4.	The attached bond is amended as follows:

A.	Paragraph (c)(i) of General Agreement A of the attached bond is hereby deleted and the following substituted in lieu thereof:

(i)	give the Underwriter written notice of the consolidation, merger or purchase or acquisition of assets or liabilities within 60 days of the effective date of such action; and

B.	General Agreement A—ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION, MERGER OR PURCHASE OF ASSETS—NOTICE, Section (c) (iii) is hereby deleted in its entirety and replaced with the following:

(iii)	upon obtaining such consent, pay to the Underwriter an additional premium if; (a) the assets of the entity to be consolidated or merged with, purchased or acquired are valued at more than 15% of the Insured’s assets at the time of such consolidation, merger or purchase of assets; or (b) the entity has experienced paid bond losses of the type covered under the attached Bond during the three years prior to the consolidation, merger, purchase or acquisition date, otherwise such additional premium shall be waived.

5.	The attached bond is amended as follows:

A.	Section 5 NOTICE/PROOF—LEGAL PROCEEDINGS AGAINST UNDERWRITER of the Conditions and Limitations is amended by deleting the number “30” from Paragraph (a) and by substituting “60” in lieu thereof.

B.	The General Agreements are amended by adding thereto the following:

NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED—ELECTION TO DEFEND

F.	The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 60 days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured’s name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys’ fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5. of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys’ fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, sub-sections (b) and (d) of Section 5. of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5., the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

6.	The attached bond is amended as follows:

Conditions and Limitations-DEFINITIONS, Section 1(e)-Employee, is hereby amended to include the following:

•	Any former employee for up to 60 days after such termination, provided that such termination is not due to condition as set forth in paragraph 2 of Section 12;

•	All consultants while acting in their capacity as such which are directly supervised by the Insured and located on the premises of the Insured;

•	Any person on military leave or other leave of absence; and

•	Guest students pursuing their studies or duties in any of the Insured’s offices.

7.	The attached bond is amended as follows:

Section 2. Exclusion (j) is deleted in its entirety and replaced by the following:

(j)	damages resulting from any civil, criminal or other legal proceeding in which the Insured is found guilty of engaging in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purpose of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended.

8.	The attached bond is amended as follows:

Section 6. VALUATION is amended by deleting the phrase “rate of exchange at time of payment” from the first sentence of Section 6. and by substituting the following in lieu thereof:

“rate of exchange as listed in the Wall Street Journal on the day of discovery of such loss”

9.	The attached bond is amended as follows:

The second paragraph of Section 12, TERMINATION OR CANCELATION, is hereby deleted in its entirety and replaced with the following:

This bond terminates as to any Employee or any partner, officer or employee of any Processor - (a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person involving a value of more than Ten Thousand ($10,000) Dollars or which occurred within three (3) years from the Insured’s discovery or knowledge or which occurred during employment by the Insured, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity and without regard to whether the knowledge was obtained before or after the commencement of this bond. Provided, however, that this exclusion does not apply to loss of any Property already in transit in the custody of such person at the time such knowledge was obtained or to loss resulting directly from the dishonest or fraudulent acts occurring prior to the time such knowledge was obtained.

This bond terminates as to any Employee or any partner, officer or employee of any Processor—(b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

10.	The attached bond is amended as follows:

A.	The following shall be included as Insured:

All Employee Benefit Plans sponsored by the Insured which are required to be bonded under The Employee Retirement Income Security Act of 1974.

B.	Employee as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan.

C.	If the bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plan Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

D.

In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or if more than one by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent of that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.

E.	If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.

F.	The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.

11.	This rider shall become effective as of 12:01 a.m. on September 25, 2008.

RIDER 2

To be attached to and form part of Registered Management Investment Company Bond, No. 626-032108-8

issued to FS Investment Corporation	Philadelphia, Pennsylvania

It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement as follows:

AUDIT EXPENSE

Reasonable expense incurred by the Insured for audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants as the result of loss sustained by the Insured in excess of the applicable Single Loss Deductible. This Insuring Agreement applies only to loss covered under Insuring Agreement (A).

2. Paragraph (1) of exclusion (u) in Section 2 of the attached bond does not apply to loss covered under this Insuring Agreement.

3. This rider shall become effective as of 12:01 a.m. on September 25, 2008.

AUDIT EXPENSE INSURING AGREEMENT
FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 14.

RIDER 3

To be attached to and form part of Registered Management Investment Company Bond, No. 626-032108-8

issued to FS Investment Corporation	Philadelphia, Pennsylvania

It is agreed that:

1. The Underwriter will mark its records to indicate that the Securities And Exchange Commission is to be notified 60 (sixty) days prior to the cancellation or substantial modification of the attached bond, whether at the request of the Insured or the Underwriter, but failure to so notify said Commission shall not impair or delay the effectiveness of any such cancellation or modification

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as stated above.

3. This rider shall become effective as of 12:01 a.m. on September 25, 2008, standard time.

CANCELLATION RIDER
FOR USE WITH THE FINANCIAL INSTITUTION BOND FORM NO. 14 WHEN ISSUED TO A MEMBER FIRM OF THE SECURITIES INVESTOR PROTECTION CORPORATION WHICH HAS EMPLOYEES AND IS REGISTERED UNDER SECTION 15 OF THE SECURITIES EXCHANGE ACT OF 1934 BUT WHICH IS NOT A MEMBER OF A NATIONAL SECURITIES ASSOCIATION REGISTERED WITH THE COMMISSION UNDER SECTION 15A OF THE ACT AND IS NOT A MEMBER OF AN EXCHANGE LISTED ON PARAGRAPH (a) OF RULE 15B 10-11 UNDER THE ACT 917CFR 240, 15B 10-11 (a)), TO PROVIDE FOR NOTICE FOR CANCELLATION OR SUBSTANTIAL MODIFICATION TO THE COMMISSION.
REVISED TO JUNE, 1990

RIDER 4

To be attached to and form part of Registered Management Investment Company Bond, No. 626-032108-8

issued to FS Investment Corporation	Philadelphia, Pennsylvania

It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement as follows:

VOICE INITIATED FUNDS TRANSFER INSTRUCTION

Loss resulting directly from the Insured having transferred any funds on the faith of any Voice Initiated Funds Transfer Instruction made by a person purporting to be:

(1)	a Customer, or

(2)	an authorized representative of the Customer, or

(3)	an Employee authorized by the Insured to instruct other Employees to transfer funds,

provided, however, such instructions were received by an Employee specifically designated to receive and act upon such instructions, and such acts were committed by said person for the purpose of making an improper personal financial gain for such person or any other person.

The following conditions are precedent to coverage under this Insuring Agreement:

(i)	The Insured will record all Voice Initiated Funds Transfer Instructions. The Insured, however, shall not be deprived of coverage under this Insuring Agreement if at the time of filing proof of loss, as set forth in Section 5 of the Conditions and Limitations of the attached bond, the Insured is unable to produce such electronic recordings solely because of the failure of the electronic recording equipment to audibly record such instructions.

(ii)	The Insured shall verify all Voice Initiated Funds Transfer Instructions in excess of the Single Loss Deductible stated in Item 4 of the Declarations for this Insuring Agreement by a direct electronically recorded call-back to the Customer when such instructions:

1.	involve a request to transfer funds to an account other than the Customer’s account;

2.	are non-repetitive; or

3.	are not in accordance with the parameters contained in the written voice initiated funds transfer agreement between the Insured and the Customer.

(iii)	an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee or the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.

2. In addition to the Conditions and Limitations in the bond, the following, applicable to the Voice Initiated Funds Transfer Instruction Insuring Agreement, are added:

DEFINITIONS

(A)	Customer means any corporation, partnership, proprietor, trust or individual having an account with the Insured and which has a written agreement with the Insured for Voice Initiated Funds Transfer Instructions;

(B)	Voice Initiated Funds Transfer Instruction means those oral instructions authorizing the transfer of funds in a Customer’s account to a financial institution for credit to accounts designated by the Customer;

(1)	made over the telephone,

(2)	directed to those Employees specifically authorized by the Insured to receive such instructions by telephone at the Insured’s offices; and

(3)	which were electronically recorded.

VOICE INITIATED FUNDS TRANSFER INSTRUCTION INSURING AGREEMENT

FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORMS NO. 14.

3. By adding to Paragraph (b) of Section 5 Notice/Proof – Legal Proceedings Against Underwriter of the Conditions and Limitations the following:

“Proof of Loss involving Voice Initiated Funds Transfer Instructions shall include electronic recordings of such instructions.”

4. This rider shall become effective as of 12:01 a.m. on September 25, 2008.

VOICE INITIATED FUNDS TRANSFER INSTRUCTION INSURING AGREEMENT

FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORMS NO. 14.

RIDER 5

To be attached to and form part of Registered Management Investment Company Bond, No. 626-032108-8

issued to FS Investment Corporation	Philadelphia, Pennsylvania

It is agreed that:

1. The attached bond is amended deleting Section 3 – DISCOVERY and by substituting the following in lieu thereof:

RETROACTIVE DATE-DISCOVERY

Section 3.

RETROACTIVE DATE	September 25, 2008
	month	day	year

This bond applies only to a Single Loss, as defined in Section 4, which was sustained in its entirety after the Retroactive Date set forth above. All acts or omissions causing or contributing to such Single Loss (including acts or omissions causing a loss less than the Single Loss Deductible Amount) must occur after the Retroactive Date for coverage under this bond to apply. Such Single Loss must be discovered by the Insured during the Bond Period.

Discovery of loss occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of the type covered by this bond has been or will be incurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

2. The Retroactive Date indicated in Paragraph 1 above, is amended to the dates indicated for only the Insureds shown in the following Schedule.

SCHEDULE

Named Insured	Retroactive Date

FS Investment Corporation	December 21, 2007

Franklin Square Investment Corporation	December 21, 2007

FB Income Advisor, LLC	October 18, 2007

Franklin Square Holdings, L.P.	May 1, 2007

Franklin Square Holdings, G.P.LC	May 1, 2007

FS2 Capital Partners, LLC	July 16, 2007

3. This rider shall become effective when the attached bond becomes effective.

RETROACTIVE DATE RIDER/ ENDORSEMENT
FOR USE WITH FINANCIAL INSTITUTIONS BONDS, STANDARD FORMS NO.S 14, 15, 24, AND 25 AND EXCESS BANK EMPLOYEE DISHONESTY BOND, STAND FORM NO. 28 AND COMPUTER CRIME POLICY FOR FINANCIAL INSTITUTIONS.

RIDER 6

To be attached to and form part of Registered Management Investment Company Bond, No. 626-032108-8

issued to FS Investment Corporation	Philadelphia, Pennsylvania

It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement as follows:

TELEFACSIMILE TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the Computer Systems Insuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction

(1)	purports and reasonably appears to have originated from

(a)	a Customer of the Insured,

(b)	another financial institution, or

(c)	another office of the Insured

but, in fact, was not originated by the Customer or entity whose identification it bears and

(2)	contains a valid test code which proves to have been used by a person who was not authorized to make use of it, and

(3)	contains the name of a person authorized to initiate such transfer; and

provided that, if the transfer was in excess of $25,000.00, the instruction was verified by a call-back according to prearranged procedure.

In this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instructions to initiate such transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism, and Funds means money on deposit in an account.

2. In addition to the Conditions and Limitations in the bond and in the Computer Systems Fraud Insuring Agreement the following provisions, applicable to the Telefacsimile Transfer Fraud Insuring Agreement, are added:

DEFINITIONS

Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

EXCLUSIONS

Loss resulting directly or indirectly form the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Telefacsimile Transfer Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract;

3. Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device.

4. This rider shall become effective as of 12:01 a.m. on September 25, 2008.

TELEFACSIMILE TRANSFER FRAUD INSURING AGREEMENT
FOR USE WITH FINANCIAL INSTITUTION BONDS.

RIDER 7

To be attached to and form part of Registered Management Investment Company Bond, No. 626-032108-8

issued to FS Investment Corporation	Philadelphia, Pennsylvania

It is agreed that:

1. The attached Bond is amended by adding the following Insuring Agreement as follows:

UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends of fund shares, or withdrawals from a customer’s account as a direct result of Items of Deposit which are not paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A).

“Items of Deposit” means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed.

2. The following exclusion applies to this Insuring Agreement: any loss resulting from uncollectible items of deposit which are drawn from a Financial Institution outside the fifty states of the United States of America, District of Columbia, Puerto Rico, territories and possessions of the United States of America, or Canada.

3. The Single Loss Limit applicable to this Insuring Agreement is limited to the sum of $25,000 subject to an annual aggregate of $50,000 and a single loss deductible amount of $5,000.

4. Exclusion (o) of the attached bond is deleted in its entirety.

5. This rider shall become effective as of 12:01 a.m. on September 25, 2008.

RIDER 8

To be attached to and form part of Registered Management Investment Company Bond, No. 626-032108-8

issued to FS Investment Corporation	Philadelphia, Pennsylvania

It is agreed that:

1. The following exclusion is added to Section 2, EXCLUSIONS:

“(ab)	loss resulting directly or indirectly from trading, except when covered under Insuring Agreements (D) or (E) or Computer Systems Fraud.

2. Trading as used in this rider means trading or other dealings in securities, commodities, futures, options, swaps, foreign or Federal Funds, currencies, foreign exchange and the like.

3. This rider shall become effective as of 12:01 a.m. on September 25, 2008.

RIDER 9

To be attached to and form part of Registered Management Investment Company Bond, No. 626-032108-8

issued to FS Investment Corporation	Philadelphia, Pennsylvania

It is agreed that:

1. The attached bond is hereby amended by adding to it an additional Insuring Agreement as follows:

CLAIMS EXPENSE

Reasonable expenses necessarily incurred and paid by the Insured in preparing any valid claim for loss as defined in Insuring Agreements (A), (B), (C), (D), (E), and (F), and any other valid coverage added by rider which loss exceeds the Single Loss Deductible Amount of $5,000. The Underwriter’s maximum liability for such expenses paid by the Insured in preparing any one such claim shall be limited to $25,000, such aggregate limit is provided as part of, and not in addition to, the Aggregate Limit of Liability shown on the Declaration page; a $5,000 deductible will apply to each and every loss. The Underwriter’s aggregate liability for all claims under this coverage shall be limited to $50,000.

Reasonable expenses necessarily incurred and paid by the Insured in preparing any valid claim for loss as defined in Insuring Agreements (A), (B), (C), (D), (E), and (F), and any other valid coverage added by rider. The Underwriter’s maximum liability for such expenses paid by the Insured in preparing such claims shall be limited $100,000. The aggregate limit of liability shall be limited to $100,000, which shall be part of, and not in addition to, the aggregate limit of liability as stated on the declarations page. This Insuring agreement shall be subject to a $ NIL deductible.

2. Solely with respect to coverage provided under this Rider, Exclusion (u) (1) is hereby deleted in its entirety.

3. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements or the attached policy other than as above stated.

4. This rider shall become effective as of 12:01 a.m. on September 25, 2008.

RIDER 10

To be attached to and form part of Registered Management Investment Company Bond, No. 626-032108-8

issued to FS Investment Corporation	Philadelphia, Pennsylvania

It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement as follows:

UNAUTHORIZED SIGNATURES

Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order made or drawn on a customer’s account which bears the signature or endorsement of one other than a person whose name and signature is on file with the Insured as a signatory on such account.

It shall be a condition precedent to the Insured’s right of recovery under this Insuring Agreement that the Insured shall have on file signature of all persons who are signatories on such account.

2. The Aggregate Limit of Liability under this Agreement is $1,000,000 subject to a deductible of $25,000.

3. This rider shall become effective as of 12:01 a.m. on September 25, 2008.

UNAUTHORIZED SIGNATURES INSURING AGREEMENT
FOR USE WITH FINANCIAL INSTITUTION BONDS

RIDER 11

To be attached to and form part of Registered Management Investment Company Bond, No. 626-032108-8

issued to FS Investment Corporation	Philadelphia, Pennsylvania

It is agreed that:

1. The Conditions and Limitations-DEFINITIONS, Section 1(e)-Employee, is hereby amended to include the following natural persons you have appointed in writing to act as your agent in the capacity shown in the Schedule while acting on your behalf or while in possession of Property.

Name of Agent	Capacity
Salvatore Faia	CCO
Jerry Scarpati	CFO
Chuck Jacobson	CFO

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements or the attached policy other than as above stated.

3. This rider shall become effective as of 12:01 a.m. on September 25, 2008.

RIDER 12

To be attached to and form part of Registered Management Investment Company Bond, No. 626-032108-8

issued to FS Investment Corporation	Philadelphia, Pennsylvania

It is agreed that:

1. The attached bond is amended by addition of the following Insuring Agreement:

STOP PAYMENT LIABILITY

Loss resulting from the payment, by the Insured, of legally imposed damages in connection with any check, note or draft, other than a “travelers check,” payable by the Insured and drawn, made or accepted by any depositor of the named Insured and arising out of:

a.	Compliance or failure to comply with any notice to stop payment, or

b.	Refusal to pay, or

c.	Failure to give proper notice of dishonor.

2. The coverage afforded by this rider does not apply:

a.	To liability assumed by the named Insured under any agreement to be responsible for loss;

b.	To liability arising out of dishonest or fraudulent acts of officers or employees of the named Insured.

3. This coverage applies only to presentments first made to the Insured during the period of this coverage.

4. The limit of the Underwriter’s liability under this rider for all loss shall not exceed the amount set forth as the limit in Item 4 of the Declarations for any one loss and in the aggregate of $25,000.00 for all losses.

5. The Underwriter shall not be liable under this coverage on account of any loss unless such loss, less recoveries, shall be in excess of the deductible set forth in Item 4 of the Declarations and then for such excess only, but in no event for more than the amount stated in 4 above.

6. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements or the attached policy other than as above stated.

7. This rider shall become effective as of 12:01 a.m. on September 25, 2008.

RIDER 13

To be attached to and form part of Registered Management Investment Company Bond, No. 626-032108-8

issued to FS Investment Corporation	Philadelphia, Pennsylvania

It is agreed that:

1. The attached bond is amended by inserting as an additional part in Section 1(e), definition of Employee, the following:

A person who is a registered representative or a registered principal associated with an Insured except a:

(i)	sole proprietor

(ii)	sole stockholder,

(iii)	director or trustee of an Insured who is not performing acts coming within the usual duties of an officer or employee, or

(iv)	partner.

2. This rider shall become effective as of 12:01 a.m. on September 25, 2008.

RIDER 14

To be attached to and form part of Registered Management Investment Company Bond, No. 626-032108-8

issued to FS Investment Corporation	Philadelphia, Pennsylvania

It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement as follows:

COMPUTER SYSTEMS FRAUD

Loss resulting directly from a fraudulent

(1)	Entry of Electronic Data or Computer Program into, or

(2)	Change of Electronic Data or Computer Program within

any Computer Systems operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement B of this bond;

provided that the entry or change causes

(i)	property to be transferred, paid or delivered,

(ii)	an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(iii)	an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee or the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.

2. In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:

DEFINITIONS

(A)	Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(B)	Computer System means

(1)	computers with related peripheral components, including storage components wherever located,

(2)	systems and applications software,

(3)	terminal devices, and

(4)	related communication networks

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

(C)	Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

EXCLUSIONS

(A)	loss resulting directly or indirectly form the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract;

(B)	loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

COMPUTER SYSTEMS FRAUD INSURING AGREEMENT
FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NO. 14, 15, 25 and RMIC.
Adopted January 2008

(C)	loss resulting directly or indirectly from

(1)	mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

(2)	failure or breakdown of electronic data processing media, or

(3)	error or omission in programming or processing;

(D)	loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer’s authentication mechanism;

(E)	loss resulting directly from the theft to confidential information

SERIES OF LOSSES

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

3. The exclusion below, as found in financial institution bonds forms 14, 25 and RMIC does not apply to the Computer Systems Fraud Insuring Agreement.

“loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);”

4. This rider shall become effective as of 12:01 a.m. on September 25, 2008.

COMPUTER SYSTEMS FRAUD INSURING AGREEMENT
FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NO. 14, 15, 25 and RMIC.
Adopted January 2008

ELECTRONIC SIGNATURE PAGE

The purpose of the electronic signature is to assure you and us that the attached policy has not been altered since we issued it. Once the signature is affixed, any change invalidates the signature.

The origin of the signature, itself, can be verified by use of the appropriate public key encryption file. You can either request that file from the underwriter or, once you are satisfied as to the source of this document, you can import the electronic identity directly into your pdf reader from this file.

Digitally signed by Mike Bracken DN: cn=Mike Bracken, o=Crum and Forster, ou=Crime and Financial Institutions, email=Mike_Bracken@cfins.com, c=US Date: 2009.02.11 10:44:25 -05’00’